

July 9, 2010

<u>Via U.S. Mail & Facsimile</u>
Mr. Blair Sorby
President and Chief Executive Officer
Atlas Resources, Incorp.
4759 Kester Avenue
Sherman Oaks, CA 91403

> **Re:** **Atlas Resources, Incorp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File no. 333-166848**
> **Filed June 23, 2010**

Dear Mr. Sorby:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Financial Statements, page 17</u>

1.	We note you updated the financial statements included in the registration statement in response to comment 1 in our letter dated June 11, 2010, but now have omitted certain audited financial statements required by Rule 8-02 of Regulation S-X. Please revise your registration statement to include audited statements of operations and cash flows for the period from July 1, 2009 (inception) to December 31, 2009. In addition, please denote what portion of your statements of stockholders' equity for the period from July 1, 2009 (inception) through March 31, 2010 has been audited, and correct the typographical error that indicates you are presenting stockholders' equity account balances as of December 31, 2010.

Note 3 – Significant Accounting Policies, page 23

c. Mineral property costs, page 23

2.	We note you revised your accounting policy disclosure for mineral property costs in response to comment 9 in our letter dated June 11, 2010 and now state that you will capitalize costs incurred "to develop mine areas substantially in advance of current production" once proven and probable reserves exist and the property is a commercially mineable property. Please expand your disclosure to clarify what you mean by this statement. Generally costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred. Please confirm your accounting policy is consistent with this guidance.

	In addition, within your revised disclosure you state that you adhere to the guidance found at FASB ASC 360-10-35-15 to evaluate your capitalized mineral property costs for impairment. This accounting reference does not provide detailed guidance on how to assess long lived assets for impairment. Rather you should adhere to FASB ASC 930-360-35 as it provides specific guidance on how to assess a mining asset for impairment and refers to applicable guidance in FASB ASC 360-10.

Engineering Comments

Location, page 13

3.	Please disclose the following information for each of your properties:

*	The nature of your ownership or interest in the property.

*	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

*	The process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

*	An indication of the type of claim or concession, such as placer or lode, exploration or exploitation, and whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Certain identifying information, such as the property names, claim numbers, grant numbers, mining concession names or numbers, and dates of recording and expiration, with details that enable the claims to be distinguished from other claims that may exist in the area of your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, and annual maintenance fees; also disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Recommendation, page 14

4.   Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

5.   Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

Description of Property, page 15

6.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

7.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3.B to Item 102 of Regulation S-K. Please note that EDGAR accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues.
We believe the guidance in Instruction 3.B to Item 102 of Regulation S-K would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale; additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state, province, or other geographic area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

    Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

8. On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

    - Disclose a brief geological justification for each of the exploration projects written in non-technical language.

    - Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

    - If there is a phased program planned, briefly outline all phases.

    - If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

    - Disclose how the exploration program will be funded.

    - Identify who will be conducting any proposed exploration work, and describe their qualifications.

9. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
Thomas Puzzo, Esq.
Facsimile: (206) 260-0111